As filed with the Securities and Exchange Commission on February 6, 2003



                                    FORM 6-K

                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934
                         For the month of February 2003



                                    TELE2 AB
                 (Translation of registrant's name into English)

                                  Skeppsbron 18
                                    Box 2094
                                S103 13 Stockholm
                                     Sweden
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F...X...                             Form 40-F......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes......                                    No...X....


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..............................N/A..................................

                                 [Logo of TELE2]

                                                           FOR IMMEDIATE RELEASE
                                                                February 6, 2003


                          CONFERENCE CALL ANNOUNCEMENT

                   FINANCIAL RESULTS FOR THE QUARTER AND FULL
                          YEAR ENDED DECEMBER 31, 2002

                           Tuesday, February 11, 2003
                              16:00 (CET - Sweden)
                             10:00 (EST - New York)

                                  Presenters:
                     Lars-Johan Jarnheimer, President & CEO
                               Hakan Zadler, CFO

To register for the conference call (which will also be broadcast live over the web at www.tele2.com), please send an e-mail to info@sharedvalue.net by Monday, February 10, 2003. Please include `Tele2' in the subject line.

Tele2 AB, formed in 1993, is the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services under the brands Tele2, Tango and Comviq to 16.5 million people in 21 countries. Tele2 operates Datametrix, which specializes in systems integration, 3C Communications, providing integrated credit card processing, web payment solutions and public payphones; Transac, providing billing and transaction processing service; C(3), offering co-branded pre-paid calling cards and Optimal Telecom, the price-guaranteed residential router device. The Group offers cable television services under the Kabelvision brand name and together with MTG, owns the Internet portal Everyday.com. The Company is listed on the Stockholmsborsen, under TEL2A and TEL2B, and on the Nasdaq Stock Market under TLTOA and TLTOB.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



TELE2 AB



By:      Hakan Zadler
       -----------------------
Name:
Title:



Date:  February 6, 2003